  EXHIBIT 99.1

Intellipharmaceutics Announces FDA Approval for Generic Pristiq(R)

Toronto, Ontario, May 10, 2019, Intellipharmaceutics International Inc. (OTCQB: IPCIF and TSX:IPCI) ("Intellipharmaceutics" or the "Company"), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, announced today that it has received approval from the U.S. Food and Drug Administration ("FDA") for the Company's abbreviated new drug application ("ANDA") for desvenlafaxine extended-release tablets in the 50 and 100 mg strengths. The approved product is a generic equivalent of the branded product Pristiq®. Desvenlafaxine extended-release tablets are a serotonin and norepinephrine reuptake inhibitor ("SNRI") indicated for the treatment of major depressive disorder ("MDD").

Dr. Isa Odidi, CEO of Intellipharmaceutics, stated, "We have achieved yet another milestone and believe that this approval demonstrates the Company’s ability to successfully take product candidates from development to regulatory approval.”

According to Symphony Health Solutions Corporation, sales in the United States for the 12 months ended March 2019 of Pristiq® and all generic equivalents, were approximately $268 Million (in TRx MBS Dollars), which represents projected new and refilled prescriptions representing a standardized dollar metric based on manufacturer's published catalog or list prices to wholesalers and does not represent actual transaction prices and does not include prompt pay or other discounts, rebates or reductions in price.

Several other generic versions of this product are currently available in the market. There can be no assurance that the Company's desvenlafaxine extended-release 50 mg, and 100 mg tablets will be successfully commercialized and produce significant revenue for us.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to a wide range of existing and new pharmaceuticals. Intellipharmaceutics has developed several drug delivery systems based on this technology platform, with a pipeline of products (some of which have received FDA approval) in various stages of development. The Company has ANDA and NDA 505(b)(2) drug product candidates in its development pipeline. These include the Company’s abuse-deterrent oxycodone hydrochloride extended release formulation (“Oxycodone ER”) based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System (for which an NDA has been filed with the FDA), and Regabatin™ XR (pregabalin extended-release capsules).

Cautionary Statement Regarding Forward-Looking Information

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Trademarks used herein are the property of their respective holders.

Unless the context otherwise requires, all references to "we," "us," "our," "Intellipharmaceutics," and the "Company" refer to Intellipharmaceutics International Inc. and its subsidiaries.

CONTACT INFORMATION

Company Contact:
Intellipharmaceutics International Inc.
Greg Powell
Chief Financial Officer
416.798.3001 ext. 106
investors@intellipharmaceutics.com

Investor Contact:
PCG Advisory
Kirin Smith
646.863.6519
ksmith@pcgadvisory.com